

June 14, 2013

<u>Via E-Mail</u>
Frank R. Martire
Chairman of the Board and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

   Re: **Fidelity National Information Services, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2012
       Filed February 26, 2013
       File No. 001-16427

Dear Mr. Martire:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Andrew D. Mew

         Andrew D. Mew
         Accounting Branch Chief